                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934


                              Harbinger Corporation
      ---------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 Par Value
       --------------------------------------------------------------------
                         (Title of Class of Securities)

                                   41145C 10 3
       --------------------------------------------------------------------
                                 (CUSIP Number)

                               Susan M. Kornfield
                          Bodman, Longley & Dahling LLP
                              110 Miller, Suite 300
                            Ann Arbor, Michigan 48104
                                 (313) 761-3780

       --------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                            Notices and Communications)

                                 January 3, 1997
       --------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

CUSIP No. 41145C 10 3

1     NAME OF REPORTING PERSONS Ted C. Annis
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)[ ]
                                                                       (b)[ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS OO

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6     CITIZENSHIP OR PLACE OF ORGANIZATION United States

       NUMBER OF            7        SOLE VOTING POWER 694,368
         SHARES
      BENEFICIALLY          8        SHARED VOTING POWER 0
        OWNED BY
          EACH              9        SOLE DISPOSITIVE POWER 694,368
       REPORTING
         PERSON             10       SHARED DISPOSITIVE POWER 0
          WITH

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 694,368

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%

14    TYPE OF REPORTING PERSON IN

                                  SCHEDULE 13D

CUSIP NO. 41145C 10 3                                          PAGE 3 OF 4 PAGES


         ITEM 1.  SECURITY AND ISSUER.

                  This statement relates to the common stock, $.0001 par value, of Harbinger Corporation, a Georgia corporation ("Harbinger"), 1055 Lenox Park Blvd., Atlanta, Georgia 30319-5309.

         ITEM 2.  IDENTITY AND BACKGROUND.

         (a)   Ted C. Annis

         (b)   1000 Campus Drive, Ann Arbor, Michigan 48104

         (c) Division President - Supply Tech, Inc., 1000 Campus Drive Ann Arbor, Michigan 48104

         (d)   Not applicable.

         (e)   Not applicable.

         (f)   United States

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               The reporting person received the 694,368 shares of Harbinger pursuant to the terms of: (i) a Merger Agreement dated as of January 3, 1997 by and between Harbinger and Supply Tech, Inc., a Michigan corporation ("Supply Tech"), pursuant to which each share of common stock of Supply Tech was converted into the right to receive approximately 182.6 shares of the common stock, par value $.0001 per share, of Harbinger, and Supply Tech became a wholly-owned subsidiary of Harbinger; and (ii) a Stock Purchase Agreement by and between Harbinger and Harbinger Acquisition Corporation IV, a Georgia corporation, pursuant to which the reporting person was granted 500 shares of common stock, par value $.0001 per share, of Harbinger.

         ITEM 4.  PURPOSE OF TRANSACTION.

               The shares of Harbinger were acquired for investment purposes only by the reporting person as part of the corporate transaction referred to in Item 3 of this schedule. The reporting person has no other present plans or proposals which relate to or which would result in the acquisition or disposition by any person of securities of Harbinger; any extraordinary corporate transaction involving Harbinger or any of its subsidiaries; any sale or transfer of a material amount of assets of Harbinger or any of its subsidiaries; any change in the board of directors or management of Harbinger; any material change in the present capitalization or dividend policy of Harbinger; any other material change in Harbinger's business or corporate structure; any changes in Harbinger's organizational documents which may impede the acquisition of control of Harbinger by any other person; causing a class of Harbinger's securities to cease to be delisted from a national securities exchange or cease to be authorized to be quoted on NASDAQ; causing a class of Harbinger's securities to become eligible for termination of registration under Section 12(g)(4) of the Securities Exchange Act of 1934; or any action similar to any of those enumerated above.

                                  SCHEDULE 13D

CUSIP NO. 41145C 10 3                                          PAGE 4 OF 4 PAGES

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The reporting person beneficially owns 694,638 shares of common stock, $.0001 of Harbinger, which is 5.5% of the outstanding shares of such class of securities.

         (b) The reporting person has sole voting power and sole dispositive power with respect to the 694,638 shares of common stock, $.0001 of Harbinger.

         (c)   Not applicable.

         (d)   Not applicable.

         (e)   Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               The reporting person and Harbinger entered into an Affiliate's Agreement and Registration Rights Agreement, each dated January 3, 1997, with respect to the shares of common stock of Harbinger which were acquired by the reporting person. The Affiliate's Agreement provides in general that the reporting person will not sell or transfer any of the acquired shares (i) until the publication of financial results covering at least thirty days of post-merger combined operations of Supply Tech and Harbinger, and (ii) except in conformity with the applicable requirements of Rules 144 or 145(d) promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1933. The Registration Rights Agreement sets forth the obligations of Harbinger under specified circumstances to file a registration statement with the Securities and Exchange Commission covering the disposition of the reporting person's shares of Harbinger common stock.

         ITEM 7.  EXHIBITS.

               Not applicable.


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       /s/ Ted C. Annis
                                                       ------------------------
                                                       Ted C. Annis

Dated: January 10, 1997